Exhibit (d)(4)

June 9, 2014

Rick D. Hess

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, MA 01824

Dear Mr. Hess:

Analog Devices, Inc. (“Analog”) views you as an important and valued leader as it works to join its RF business with the RF business of Hittite Microwave Corporation (“Hittite”). Consequently, it wants to extend certain benefits and protections to you and reach certain understandings in connection with the pending transaction.

Hittite and you are parties to an employment agreement dated as of March 13, 2013, as amended to-date, that sets forth certain terms of your employment with Hittite (the “Employment Agreement”). By signing this amendment (the “Fourth Amendment”), you agree to certain amendments to the Employment Agreement as set forth below. This Fourth Amendment is conditioned on the closing of the merger (the “Merger”) set forth in the agreement and plan of merger by and among Analog (the “Parent”), BBAC Corp., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), and Hittite dated as of June 9, 2014 (the “Merger Agreement”), and will have no force and effect if the closing of the Merger does not occur. If the closing does occur, Analog shall or shall cause Hittite to honor your Employment Agreement as amended herein. Except as set forth below, the terms of your Employment Agreement shall remain in full force and effect.

1. Extension of Protected Period. The pre-amendment Employment Agreement permitted you to resign with “Good Reason” (as defined therein), and have such resignation be treated as an “Involuntary Termination” for any reason other than “Misconduct” (each also as defined in the pre-amendment Employment Agreement), on or before the date 12 months following the closing date of a Change of Control (the “Closing Date,” as defined in the Merger Agreement) and provided you with certain severance and equity compensation acceleration benefits if you suffered an Involuntary Termination (either by Hittite or by you) for any reason other than Misconduct during that period (the “Protected Period”). The parties agree to extend the Protected Period indefinitely beyond the second anniversary of the Closing Date unless and until the parties mutually agree otherwise.

2. Increase in Compensation. Effective with the Closing Date, your base salary will increase to an annualized rate of $500,000, with a target bonus of 100% of your base salary. Effective upon the closing, you will cease to accrue future incentives under your existing cash-based incentive plan at Hittite, and the goals will be treated as achieved at target. Payment will be made to you as soon as practicable following the Closing Date but, in any event, in accordance with Section 409A of the Code (as defined in the Employment Agreement). Effective immediately upon closing, the target bonus referenced above will be under a performance-based cash incentive program with metrics to be agreed upon by you and the Chief Executive Officer of Analog. You acknowledge and agree that the metrics may change in future years.

3. Partial Waiver of Ability to Resign Based on Change in Position. You agree that you will not treat your change in position from Chief Executive Officer of Hittite to Vice President, RF Group, at either Hittite or Analog or your ceasing to be a member of the Board of Directors of Hittite as Good Reason. Beginning with the second anniversary of the Closing Date, the parties agree to allow you to resign voluntarily, irrespective of Good Reason, with the effect of essentially vesting you (on and after the second anniversary) in the ability to resign and receive the severance under your Employment Agreement, as well as exercise all of your other rights thereunder as if you had suffered an Involuntary Termination (either by Hittite or by you) for any reason other than Misconduct.

4. Other Good Reasons Remain in Place, with Modifications; Extension of Severance for Involuntary Termination. Until the second anniversary of the Closing Date, you will be able to resign for Involuntary Termination for the other Good Reasons the Employment Agreement provides (if they occur), subject to the existing timing requirements of notice and action in Section 10(d) of the Employment Agreement. (As provided in Section 3, you will not be required to show Good Reason after such second anniversary.) For the avoidance of doubt, you agree that a reduction in actual cash compensation is not Good Reason as long as your base salary is not reduced and as long as any reduction in your incentive compensation is as a result of not meeting applicable performance metrics. You will also be covered by the severance protection set forth in Section 10 of the Employment Agreement for an employer-initiated Involuntary Termination through and after such second anniversary.

5. Future Equity Grants. As a valued business leader, you will be eligible for future grants of equity compensation of Analog’s stock. You agree that your entitlement to any future grants of equity compensation will be solely in the discretion of Analog, and may consist of stock options, restricted stock units, and/or performance shares. In addition to the replacement grants specified in the Merger Agreement and in order to (i) to preserve the equity acceleration to which you were already entitled under the Employment Agreement on a severance triggering event, as well as (ii) substitute for the portion of the “Retention Grant” (as defined in the pre-amendment Employment Agreement) terminated pursuant to paragraph (b) of the Third Amendment to the Employment Agreement dated June 8, 2014, you will receive a replacement grant consisting of $491,264 in cash (payable no later than the first payroll beginning after the Closing Date) and restricted stock units valued initially at $1,473,791 on date of grant (using the same conversion to Analog restricted stock units as applies to other replacement grants), vesting in thirds on April 1 in 2015, 2016, and 2017, assuming either continued employment to such date or acceleration as provided in your Employment Agreement as amended hereby. You further agree that the equity compensation acceleration provided in Section 10(c) of the Employment Agreement will not apply to any grants made by Analog (other than in replacement for pre-Closing Date awards or as identified in the prior sentence) unless those grants specify otherwise.

6. Restrictive Covenants; Assignment. Consistent with Section 9(b) of your Senior Executive Non-Disclosure, Non-Competition, and Assignment of Intellectual Property Agreement (the “Restrictive Covenants Agreement”), you agree that references to the “Company” include both Hittite and Analog, and that your obligations with respect to non-competition and other restrictions will also apply to Analog on and after the Closing Date and run through the time period specified in such agreement after your employment ends with both. You agree that Hittite may assign your Employment Agreement and the Restrictive Covenants Agreement to Analog.

7. Further Clarifications. The other provisions of the Employment Agreement remain in force, including your entitlement to severance on a resignation for Good Reason (as modified above) before the second anniversary of the Closing Date (but you acknowledge that you have been advised of the expected changes to your employment terms and do not expect to have grounds for Involuntary Termination). All severance benefits are subject to the release requirements of Section 10(a) of the Employment Agreement. Because of the added ability to resign and receive severance benefits on or after the second anniversary of the Closing Date, you acknowledge that your severance and certain benefits may be delayed until six months after your separation from service, pursuant to Section 409A of the Code as provided in Section 20 of the Employment Agreement, even if paid earlier than the second anniversary of the Closing Date or on other grounds than resignation. Any compensation or benefits payable to you will be reduced by applicable taxes and required withholdings.

Signatures on Page Following

Sincerely,

ANALOG DEVICES, INC.

By:	/s/ Vincent Roche
Name	Vincent Roche
Title	President and Chief Executive Officer

I have carefully read this amendment, understand the contents herein, freely and voluntarily assent to all of the terms and conditions hereof, and sign my name of my own free act.

/s/ Rick D. Hess	Date: June 9, 2014
Rick D. Hess